Exhibit 99(e)(15)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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BRIAN TROMBLEY, DAN J. THOMAS, JR.,	:
JOHN HAWN and LEONARD GERSTLE C/F	:
JEREMY GERSTLE, UGMA,	:
:
Plaintiffs,	:
:
vs.	: C.A. No. 3008-VCP
:
BIOENVISION, INC., CHRISTOPHER B. WOOD,	:
MICHAEL KAUFFMAN, THOMAS SCOTT	:
NELSON, STEVEN A. ELMS, ANDREW SCHIFF,	:
JOSEPH P. COOPER, GENZYME	:
CORPORATION and WICHITA BIO	:
CORPORATION,	:
:
Defendants.
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PLAINTIFFS’ MOTION FOR EXPEDITED PROCEEDINGS

Plaintiffs, shareholders of Bioenvision, Inc. (“Bioenvision”), hereby move for an Order, in the form attached hereto as Exhibit A, directing discovery to proceed on an expedited basis and setting a date for hearing plaintiffs’ application for a preliminary injunction to enjoin the tender offer for Bioenvision’s outstanding shares made by defendant Genzyme Corporation (“Genzyme”), through its wholly owned subsidiary, Wichita Bio Corporation, for $5.60 per share (the “Tender Offer”). The Tender Offer is the first step in a two-step acquisition of 100% of Bioenvision for $5.60 per share. The grounds for this motion are as follows:

1.              As plaintiffs state in their amended complaint, the transaction is being driven by the drug Clofarabine. Clofarabine is presently approved in the United States and Europe for the treatment of acute lymphoblastic leukemia (ALL) in relapsed and refractory pediatric patients. In June 2002, Bioenvision entered into a co-development agreement with Ilex Oncology (“Ilex”) with respect to the marketing and development of Clofarabine (the “Co-Development Agreement”). Ilex was subsequently acquired by Genzyme. The Co-Development Agreement generally provided, among things, that Bioenvision would have European and other foreign country rights to Clofarabine and Genzyme would have those rights in the United States. In late 2004, Genzyme received regulatory approval to market and sell Clofarabine in the United States for ALL. In May 2006, Bioenvision followed that approval by receiving approval from European regulatory authorities to sell Clofarabine for ALL in Europe. As sales in the United States and Europe have started to ramp up, Genzyme and Bioenvision have, together and separately, pursued other indications for Clofarabine which will vastly broaden the market for the drug. For example, Bioenvision has filed for approval of Clofarabine as a first line treatment for adult acute myeloid leukemia (AML) in Europe and Genzyme has made similar filings in the United States. The potential markets for these new applications vastly exceed the market for ALL and, therefore, greatly expand the value of Clofarabine. The Company is also preparing additional studies of uses for Clofarabine. Now, just as Bioenvision appears to be turning the corner and well-positioned for future growth, Bioenvision’s directors have determined to sell the Company to Genzyme for an inadequate and unfair price.

2.             In the Tender Offer, Genzyme has offered to acquire each outstanding share of the Company for $5.60 in cash per share – consideration that far undervalues the Company’s true worth and is dramatically out-of-line with the usual and customary premiums paid for biotech companies, such as Bioenvision, with products that are generating revenues.

3.                     On June 4, 2007 Genzyme filed its Schedule 14D-1 (the “Tender Offer Statement) with the SEC setting forth the terms of the Tender Offer. On June 7, 2007, Bioenvision filed its Schedule 14D-9 with the SEC which recommended that shareholders tender their shares in the tender offer (the “Recommendation Statement”). The Recommendation Statement contains numerous material omissions and misrepresentations.

4.                     Critically, the Recommendation Statement does not disclose that Bioenvision has the right to file a New Drug Application (“NDA”) for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States under the terms of the Co-Development Agreement. Under the plain meaning of Section 3.6 of the Co-Development Agreement, Bioenvision is entitled to file an NDA in the United States for Clofarabine for chronic leukemia, lymphoma or solid tumors because Genzyme did not file such an NDA within twelve (12) months of the filing of its NDA for ALL. This is highly material information because the rights to Clofarabine for chronic leukemia, lymphoma or solid tumors are extremely valuable as the market for these indications are very lucrative.

5.                     Similarly, the Recommendation Statement does not disclose that Bioenvision has repeatedly advised Genzyme that under the terms of the Co-Development Agreement it is entitled to file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States. Instead, the Tender Offer Statement and the Recommendation Statement merely state that “the parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship”. This statement is materially misleading because it fails to disclose the details over the dispute over the Co-Development Agreement which goes to critical and valuable filing rights.

6.                     In sum, the Recommendation Statement conceals a material component of the transaction between Genzyme and Bioenvision – the elimination of risk to Genzyme that it will lose the rights to Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States or, at a minimum, that a competitor can make such filings.

7.                     The Recommendation Statement sets out the fairness opinion of UBS Securities LLC (“UBS”), Bioenvision’s financial advisor. The Recommendation Statement does not set forth a fair summary of the substantive work performed by UBS, including UBS’ analyses which address the issue most important to Bioenvision’s stockholders – the sufficiency of the consideration being offered to them for their shares. UBS’ fairness opinion constitutes nothing more than conclusions without the evaluation analyses that lead to the conclusions, including the key assumptions the banker used in its valuation methodologies and the range of values thereby generated. Vice Chancellor Strine forcefully decried this informational void in In re Pure Resources, Inc. S’holders Litig,, 808 A.2d 421, 449 (Del. Ch. 2002). The shareholders’ need for such information is particularly acute in this case because the shareholders have to decide whether to tender their shares or await the second-step merger (if the tender offer succeeds) and seek appraisal.

8.                     The sale of the Company has been dictated by Perseus-Soros Biopharmaceutical Fund, LP (“Perseus Soros”), an investment fund which presently holds 20% of the outstanding common stock of Bioenvision and all of the shares of the Company’s preferred stock. Perseus Soros has determined that it is time for it to exit and take its substantial gains on its Bioenvision investment. By arranging to sell the Company to Genzyme, Perseus Soros satisfies its obligations to its investors by generating a large profit in a reasonable period of time and generates good will with Genzyme, which positions it well for future business dealings with Genzyme. Unfortunately for Bioenvision shareholders, their interests are not aligned with Perseus Soros as many of them hold their stock at much higher levels than the tender offer price and will be excluded from participating in the Company’s future growth.

9.                     Bioenvision management has acceded to the wishes of Perseus Soros and Genzyme because they were faced with a choice – either agree to sell the Company to Genzyme or lose their jobs. Unbeknownst to Bioenvision shareholders, in the months prior to the announcement of the tender offer, Perseus Soros began to pressure Bioenvision management and indicated the it was unhappy with their performance and might be looking to replace management in the near-future.

10.                   The Recommendation Statement makes no mention of Perseus Soro’s dissatisfaction with Bioenvision management or its desire to replace management should their performance not improve. This is material information as it places the director defendants’ “recommendation” of the Tender Offer in the proper context.

11.                   In light of these serious deficiencies, it is clear that the Recommendation Statement does not give shareholders adequate information to determine whether to tender their shares. As noted above, full and meaningful disclosure is particularly important here to enable the public shareholders to decide to tender or not or seek appraisal in the second-step merger if the Tender Offer succeeds.   Unfortunately, the

14D-9 is materially deficient in enabling the shareholders to make an informed decision on the future of their investment.

12.                   Where, as here, plaintiffs have articulated a sufficiently colorable claim and have shown a sufficient possibility of threatened irreparable harm, the Court has recognized the propriety of expedited proceedings. Giammargo v. Snapple Beverage Corp., 1994 WL 672698, *2 (Del. Ch. Nov. 15, 1994). Moreover, where as here, there are material deficiencies in the Proxy, injunctive relief is the appropriate remedy. See, e.g., Gilmartin v. Adobe Resources Corp., 1992 WL 71510, * 13 (Del. Ch. Apr. 6, 1992 (“The right to cast an informed vote is specific, and its proper vindication in this case requires a specific remedy such as an injunction, rather than a substitutionary remedy such as damages”); Eisenberg v. Chicago Milwaukee Corp., 537 A.2d 1051, 1062 (Del. Ch. 1987) (shareholder’s right to make an informed decision requires specific, not substitutional remedy for which damages would be neither meaningful nor adequate); Sealy Mattress Co. of New Jersey, Inc. v. Sealy, Inc., 532 A.2d 1324, 1342 (Del. Ch. 1987) (holding that an injunction is the remedy most likely to obtain disclosure of the information necessary to achieve an informed decision); see also Joseph v. Shell Oil Co., 482 A.2d 335 (Del. Ch. 1984).

13.                   With only about three weeks before the Tender Offer closes, plaintiffs must undertake and complete discovery in connection with their application for preliminary injunctive relief, and briefing, argument and decision thereon must take place in a relatively short span of time. Accordingly, expedited discovery is essential.

WHEREFORE, plaintiffs respectfully request that the Court enter the accompanying Order expediting proceedings and scheduling a hearing on plaintiffs’ Motion for Preliminary Injunction.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiffs

OF COUNSEL:

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP

Samuel H. Rudman
David A. Rosenfeld
Joseph Russello
58 South Service Road, Suite 200
Melville, NY 11747
(631)367-7100

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212)759-4600